UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 7670314
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On September 3, 2024, SatixFy Communications Ltd. (the “Company”) held a special general meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement that were attached as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 30, 2024. An aggregate of 61,736,729 of the ordinary shares, no par value per share (“Ordinary Shares”), of the Company, representing approximately 72.8% of the issued and outstanding Ordinary Shares as of the record date for the Meeting, were present or represented by proxy at the Meeting. At the Meeting, the following proposal was voted upon, with the results of such voting as set forth below; the requisite majority of the Company’s shareholders, in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Amended and Restated Articles of Association, approved the proposal.

Results of the Meeting:

Proposal No. 1: To approve the terms of compensation of Mr. Nir Barkan, as the Company’s Chief Executive Officer.

For	Against	Abstain	Broker Non-Votes
61,736,729	70,237	39,095	0
Without Controlling Shareholder / Shareholders who informed the Company on their personal interest
39,833,380	70,237	39,095	0

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: September 4, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer